FULLCAST www.fullcast.co.jp

RECEIVED
2008 MAR 27 A 8:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 24, 2008

Securities and Exchange Commission
Office of International Corporat[redacted]
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

08001505

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO. 82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of the Monthly Sales for the Term Ending September 2008_Feb (Filed on March 17, 2008)
2. Notice of the Monthly Sales for the Term Ending September 2008_Jan (Filed on February 18, 2008)
3. Brief Announcement of Consolidated Financial Statement and Results for the First Quarter of the Fiscal Year Ending September 30, 2008 (Filed on February 4, 2008)
4. Notice of the Monthly Sales for the Term Ending September 2008_Dec (Filed on February 4, 2008)
5. Reissue of Shifted large Shareholdings Report No.2 (In English summary translation) (Filed on January 30, 2008)
6. Shifted large Shareholdings Report No.2 (In English summary translation) (Filed on January 25, 2008)

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd., Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9507, Facsimile +81-3-3780-9510)

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
CFO, Executive Director

dw 3/28

SN-2008-1

March 17, 2008

Company name: Fullcast Co., Ltd.
Representative: Hiroyuki Urushizaki
President and Representative Director
(Stock code: 4848; Stock Exchange listing:
First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and CAO
Shingo Tsukahara,
Executive Officer and CFO
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2008

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2008.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,169	7,956	8,308	7,504	7,960							
Accumulative	8,169	16,125	24,433	31,937	39,897							
Year on Year (Month)	91.3%	86.7%	83.8%	92.9%	92.7%							
Rate of progress	7.6%	14.9%	22.6%	29.6%	36.9%							

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2008, namely 108,017 million yen, expressed as a percentage.

Summary

Although showing signs of a recovery in orders, sales of Spot Business stood at 2,795 million yen (down 36.0% year-on-year), reflecting the transfer of the shares of a consolidated subsidiary (*1). In contrast, sales in the Technology Business rose to 1,948 million yen (up 45.0%) thanks to the significant contribution of the change of the scope of consolidation (*2). Sales in the Office Business, where sales support operations were also robust, reaching 1,137 million yen (rising 33.3%).

As a result, consolidated sales for February stood at 7,960 million yen (down 7.3% year on year).

If the impact of the transfer of the subsidiary in the Spot Business is excluded, sales fell 29.0%.

* 1 - Excluded from the scope of consolidation as of July 1, 2007 [Spot Business]
Please refer to the " Notice of Change in Subsidiary (Transfer of Shares) " on July 6, 2007 for more details.
* 2 - The scope of consolidation was changed from an equity-method affiliate to a consolidated subsidiary as of June 30, 2007 [Technology Business]
Please refer to the " Net It Works, Inc. Becomes Consolidated Subsidiary " on July 26, 2007 for more details.

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

###

February 18, 2008

Company name: Fullcast Co., Ltd.
Representative: Hiroyuki Urushizaki
President and Representative Director
(Stock code: 4848; Stock Exchange listing:
First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and CAO
Shingo Tsukahara,
Executive Officer and CFO
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2008

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2008.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,169	7,956	8,308	7,504								
Accumulative	8,169	16,125	24,433	31,937								
Year on Year (Month)	91.3%	86.7%	83.8%	92.9%								
Rate of progress	7.6%	14.9%	22.6%	29.6%								

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2008, namely 108,017 million yen, expressed as a percentage.

Summary

Although showing signs of a recovery in orders, Spot Business sales were 2,488 million yen (down 39.3% year-on-year), partly because of the influence of the stock transfer (*1) of a consolidated subsidiary. In contrast, sales in the Technology Business rose to 2,043 million yen (up 60.1%) thanks to the significant contribution of the change of the scope of consolidation (*2). Sales in the Office Business, where sales support operations were also robust, reaching 1,045 million yen (rising 29.8%).

In the January monthly results, consolidated sales amounted to 7,504 million yen (down 7.1% from the same month of the previous year)

If the impact of the transfer of the subsidiary in the Spot Business is excluded, sales fell 33.2%.

* 1 - Excluded from the scope of consolidation as of July 1, 2007 [Spot Business]
Please refer to the " Notice of Change in Subsidiary (Transfer of Shares) " on July 6, 2007 for more details.

* 2 - The scope of consolidation was changed from an equity-method affiliate to a consolidated subsidiary as of June 30, 2007 [Technology Business]
Please refer to the " Net It Works, Inc. Becomes Consolidated Subsidiary " on July 26, 2007 for more details.

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

###

FULLCAST

February 4, 2008

Brief Announcement of Consolidated Financial Statement and Results for the First Quarter of the Fiscal Year Ending September 30, 2008

Company name:	Fullcast Co., Ltd.
Stock code:	4848
Stock Exchange listing:	First Section of the Tokyo Stock Exchange
Address:	Tokyo
URL:	http://www.fullcast.co.jp
President and Representative Director:	Hiroyuki Urushizaki
Contact:	Shingo Tsukahara, Executive Officer and CFO
Telephone:	+81-3-3780-9507

(Figures are rounded to the nearest one million yen.)

1. Consolidated Financial Results for the First Quarter of the Fiscal Year Ending September 30, 2008 (October 1, 2007 – December 31, 2007)

(1) Consolidated operating results

(Figures in percentages denote the year-on-year change)

	Net sales		Operating income		Ordinary income	
	Million yen	YoY change (%)	Million yen	YoY change (%)	Million yen	YoY change (%)
First quarter ended December 2007	24,433	- 12.9	51	- 96.3	25	- 98.2
First quarter ended December 2006	28,043	36.5	1,395	25.1	1,370	25.8
Year ended September 2007	108,301	–	2,081	–	1,811	–

	Net income or loss for the first quarter		Net income or loss per share for the first quarter	Diluted net income per share for the first quarter
	Million yen	YoY change (%)	Yen	Yen
First quarter ended December 2007	9	- 98.7	35.83	–
First quarter ended December 2006	716	- 27.0	2,632.67	2,632.06
Year ended September 2007	- 674	–	- 2,536.40	–

Reference: Investment profit and loss on equity method (million yen)
First quarter ended December 2007: -18 First quarter ended December 2006: 19
Year ended September 2007: -39

(2) Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Million yen	Million yen	%	Yen
First quarter ended December 2007	41,176	13,318	24.2	37,660.74
First quarter ended December 2006	40,387	14,781	29.6	45,374.95
Year ended September 2007	41,624	13,642	24.7	38,839.30

Reference: Shareholders' equity (million yen)
First quarter ended December 2007: 9,975 First quarter ended December 2006: 11,972
Year ended September 2007: 10,287

(3) Consolidated cash flows position

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Million yen	Million yen	Million yen	Million yen
First quarter ended December 2007	- 2,194	- 466	1,263	11,367
First quarter ended December 2006	- 187	- 946	2,334	13,108
Year ended September 2007	1,546	- 1,718	1,009	12,764

2. Dividend Status

	Dividend per share (yen)		
(Base date)	First half	Second half	Annual
	Yen	Yen	Yen
Fiscal year ended September 2007	2.000	1.000	3.000
Fiscal year ending September 2008 (forecast)	1.000	2.000	3.000

3. Forecast for Consolidated Financial Results for the Year Ending September 30, 2008 (October 1, 2007 – September 30, 2008)

(Percentage figures for the full year denote the year-on-year increase or decrease. Percentage figures for the interim period denote the increase or decrease from the previous interim period.)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Interim	51,028	- 8.2	998	- 59.2	795	- 66.4	518	- 53.2	1,955.72
Full year	108.017	- 0.3	3.426	64.7	3.000	65.6	1.560	–	5.889.82

4. Others

(1) Important changes of subsidiaries during the term (changes of specified subsidiaries that lead to a change in the scope of consolidation) No

(2) Adoption of simplified accounting policies No

(3) Changes in accounting policies No

(4) Number of shares issued (common stock)

1) Number of shares issued at the end of the term (including treasury stock) (shares)

First quarter ended December 2007: 275,964

First quarter ended December 2006: 275,964

Fiscal year ended September 2007: 275,964

2) Number of treasury stock at the end of the term (shares)

First quarter ended December 2007: 11,100

First quarter ended December 2006: 12,124

Fiscal year ended September 2007: 11,100

(Note) For more details, please see Page 21, "Significant Accounting Policies in the Preparation of the First Quarter Financial Statements"

Of all plans, forecasts, strategies and others, those which are not historical facts are future outlooks based upon certain conditions and our management's judgement based upon currently available data.
Therefore, we advise that you not rely solely on these outlooks in weighing our business results, corporate value and other factors. Please also be informed that actual financial results may vary widely from these outlooks due to various factors.
Important factors that may have an impact on actual financial results include: (1) The economic situation surrounding the company (index of mining and industrial output, inventory index, etc.) and changes in the employment situation; (2) Damage to cooperate infrastructure due to disasters, including earthquakes; and (3) Changes in the relevant laws, including the Labor Standards Law and the Worker Dispatch Law, and in interpretations of thereof. However, the factors that may affect the financial results shall not be limited to these.
Furthermore, please bear in mind that notwithstanding new data, future events or any other results whatsoever, we will not always reexamine our outlooks.
(Note) For assumptions inherent in results forecasts and other related matters, please see Page 8 of the Appendix.

Table of contents

** Due to large volume of data, please refer to the page indicated by contents.*

FULLCAST

February 4, 2008

Company name: Fullcast Co., Ltd.
Representative name: Hiroyuki Urushizaki, President and Representative Director
Stock code: 4848, First Section of the Tokyo Stock Exchange
Contact: Yasushi Kamiguchi,
Managing Director and CAO
Shingo Tsukahara
Executive Officer and CFO
Telephone: +81-3-3780-9507

Consolidated First Quarter Financial Results for the Year Ending September 2008

Fullcast Co., Ltd. reports the consolidated financial results for the first quarter of the fiscal year ending September 2008 (October 1, 2007 ~ December 31, 2007) finalized by the Company's board of directors today.

1. Consolidated Operating Results Highlights

(1) Consolidated First Quarter Operating Results Highlights

With respect to the consolidated results of operations in the first quarter of the fiscal year ending September 30, 2008, the Company posted a decline in sales and profits from the results of the same period of the previous year. Net sales came to 24,433 million yen, down 12.9% year on year, and operating income stood at 51 million yen, a decline of 96.3% year on year.

Consolidated Operating Results in the First Quarter

Q1 of FY2008:
First quarter of the fiscal year ending September 2008 (Three months from October 1, 2007 to December 31, 2007)

Q1 of FY2007:
First quarter of the fiscal year ended September 2007 (Three months from October 1, 2006 to December 31, 2006)

(Million yen)

	Q1 of FY2008	Q1 of FY2007	YoY change
Net sales	24,433	28,043	- 12.9%
Operating income	51	1,395	- 96.3%
Operating income ratio	0.2%	5.0%	–
Ordinary income	25	1,370	- 98.2%
Current net income	9	716	- 98.7%
Current net income per share	¥35.83	¥2,632.67	–

(Note) The year-on-year comparisons in Consolidated Operating Results Highlights are calculated based on the following formula.

$$\text{Year-on-year change \%} = \frac{\text{(Figure in the current fiscal year – Figure in the previous fiscal year)}}{\text{Figure in the previous fiscal year}} \times 100$$

(2) Operating Results and Financial State

On December 21, 2007, the Company completed the report on the results of improvements it had made since it received an order to improve the worker dispatch business on August 3, 2007.
We would like to take this opportunity to once again express our sincerest apologies for the severe inconvenience and concerns we caused our customers, registered staff, shareholders, and other stakeholders.
We are determined to fulfill our responsibility as a worker dispatch company and restore public confidence.

1) Summary

In the first quarter under review, the Japanese economy continued to recover, despite the pausing of improvements in corporate earnings and employment conditions. In the human resources service industry, demand from companies that actively use outsourcing services remained solid on the back of moderate growth in production activities and capital investment.
In this environment, the Group took steps to accurately understand corporate needs for human resources and increase staff recruitment. However, as orders in the Spot Business took time to recover, consolidated net sales declined 12.9% from the previous year, to 24,433 million yen.
In terms of earnings, although we enjoyed higher profits in the Office Business, thanks to robust sales support operations, profits fell in other segments. As a result, operating income came to 51 million yen (down 96.3% year on year) while ordinary income was 25 million yen (a fall of 98.2%). Net income stood at 9 million yen (a decline of 98.7%).

2) Operating Highlights by Business Segment

Spot Business

While orders were higher from the warehousing and transportation sectors, this segment's main customers, and the retailing industry, which had difficulty hiring part-time workers, it took time to achieve a recovery in orders from certain companies, which took time to verify the Company's compliance situation. Also, partly reflecting the impact of the transfer of a consolidated subsidiary (Note 1), nets sales declined 42.1% year on year, to 9,011 million yen.
At the earnings stage, the Company significantly curbed selling, general, and administrative expenses by promoting the consolidation and elimination of business offices on a large scale, something it had embarked on at the end of the previous year. However, this was unable to offset the adverse effect of lower net sales, and operating income came to 72 million yen (down 93.8% from the previous year).
Excluding the effect of the transfer of the subsidiary, net sales in this segment declined 36.0% from the same period of the previous year.

Factory Business

With production activities generally improving in manufacturing, orders increased in a broad range of industries, particularly the telecommunication sector. However, because of an inability to find a sufficient number of candidates for positions on automobile factory lines, net sales declined 14.1% year on year, to 4,377 million yen.
Profits were adversely affected by a rise in the rent burden of staff dormitories as rooms became vacant, despite our efforts to cut selling, general, and administrative expenses still further. As a result, operating income fell to 51 million yen (a decline of 75.3% from the previous year).

Technology Business

Thanks to an increase in corporate development and capital investment, net sales increased in both the engineer dispatch and the contract development sections. In addition, as Net It Works, Inc. (Note 2) became a consolidated subsidiary and contributed to income, net sales in this segment rose to 5,928 million yen (an increase of 47.6% year on year).
In terms of earnings, as expenses rose with the additional time needed to assign engineers to companies and the stronger emphasis on human resources in the contract development section, operating income came to 175 million yen (down 26.3% year on year).

Office Business

The outsourcing of clerical workers saw a decline in sales, reflecting the difficulty of hiring staff for the long-term dispatching services. Meanwhile, orders rise significantly in sales support services, owing to our strong efforts in marketing activities. As a result, net sales in the Office Business reached 3,426 million yen (climbing 31.5% from the previous year).

On the earnings front, operating income climbed to 198 million yen (a rise of 126.4% year on year), reflecting the contribution of reductions in selling, general, and administrative expenses derived from the reorganization to improve operating efficiency and higher sales of sales support services.

Other Business

Orders increased in the security business, and the income of Info-P Co., Ltd., which has been operating as an advertising agency in the pachinko industry and which became a wholly owned subsidiary in May 2007, made a contribution. As a result, net sales amounted to 1,691 million yen (rising 124.9% from the previous year).

At the earnings stage, the Company took steps to cap expenditures, but delays in post-acquisition streamlining and other factors resulted in an operating loss of 81 million yen (compared with an operating loss of 18 million yen in the previous year).

(Notes) 1. On July 1, 2007, the consolidated subsidiary was removed from the scope of consolidation. [Spot Business]
For more details, please refer to the "Notice of Change in Subsidiary (Transfer of Shares)" released on July 6, 2007.
2. On June 30, 2007, Net It Works, Inc. was changed from an equity-method affiliate to a consolidated subsidiary. [Technology Business]
For more details, please refer to the "Net It Works, Inc. Becomes Consolidated Subsidiary" released on July 26, 2007.

(3) Operating Results by Business Segment

Q1 of FY2008:

First quarter of the fiscal year ending September 2008 (Three months from October 1, 2007 to December 31, 2007)

Q1 of FY2007:

First quarter of the fiscal year ended September 2007 (Three months from October 1, 2006 to December 31, 2006)

(Million yen)

Spot Business

	Q1 of FY2008	Q1 of FY2007	YoY change
Net sales	9,011	15,577	- 42.1%
Operating income	72	1,158	- 93.8%
Operating income ratio	0.8%	7.4%	–

Factory Business

	Q1 of FY2008	Q1 of FY2007	YoY change
Net sales	4,377	5,092	- 14.1%
Operating income	51	206	- 75.3%
Operating income ratio	1.2%	4.0%	–

Technology Business

	Q1 of FY2008	Q1 of FY2007	YoY change
Net sales	5,928	4,017	47.6%
Operating income	175	238	- 26.3%
Operating income ratio	3.0%	5.9%	–

Office Business

	Q1 of FY2008	Q1 of FY2007	YoY change
Net sales	3,426	2,605	31.5%
Operating income	198	88	126.4%
Operating income ratio	5.8%	3.4%	–

Other Business

	Q1 of FY2008	Q1 of FY2007	YoY change
Net sales	1,691	752	124.9%
Operating income	- 81	- 18	–
Operating income ratio	- 4.8%	- 2.5%	–

Calculation methods in the segment results

(1) Net sales by business category only consist of external sales.

(2) Operating income by business category includes those posted within the Group due to internal transactions.

(3) Operating income ratio by business category is calculated by dividing the figures in (2) by the figures in (1).

(4) Outlook for the September 2008 Fiscal Year

	Actual results for the first quarter	First half projection	Rate of progress	Full year projection	Rate of progress
Net Sales	24,433	51,028	47.9%	108,017	22.6%
Spot Business	9,011	–	–	44,424	20.3%
Factory Business	4,377	–	–	18,390	23.8%
Technology Business	5,928	–	–	25,298	23.4%
Office Busines	3,426	–	–	12,723	26.9%
Other Business	1,691	–	–	7,182	23.5%
Operating income	51	998	5.1%	3,426	1.5%
Ordinary income	25	795	3.2%	3,000	0.8%
Net income	9	518	1.8%	1,560	0.6%

There are no changes to be made to our projected operating results as of November 5, 2007.

As the impact of the following events is under close investigation, they are not incorporated in the result projection at this point.

- "Notice of Acquisition of Business" released on December 27, 2007 by Fullcast Technology Co., Ltd. (Securities Code: 2458), a consolidated subsidiary
- "Head Office Relocation" released on January 21, 2008

The outlook by business segment is as follows:

1) Spot Business

Order-receiving trends

- Human resources outsourcing needs are expected to remain firm, irrespective of industry sector and business category.
- Orders from new and existing customers are expected to increase.
- Orders from companies should grow as they have some difficulty in hiring part-time workers on their own.

Hiring trends

- Although the staff recruiting environment is likely to remain difficult, staff recruitment activities are expected to be more efficient with the stepping up of hiring activities using the Internet and mobile phones.

2) Factory Business

Order-receiving trends

- Demand for dispatched human resources can be expected to register continue growth thanks to strong productive activities in manufacturing.
- An inability to find a sufficient number of candidates for positions on automobile factory lines is expected to result in a struggle to win orders from automobile manufacturers.

Hiring trends

- It can be expected that the number of staff members hired and the retention ratio will rise as we develop an employment environment that meets the needs of staff who desire to be employed.
- The Group is stepping up efforts to urge those formerly employed to continue working for us, which will likely encourage their reemployment.

3) Technology Business

Order-receiving trends

- Demand for dispatched engineers and technical experts can be expected to remain strong in the development/design divisions of manufacturing companies.
- Demand from the network solutions area is anticipated, given the active market.

Hiring trends

- The Company is promoting the G.E.T. program (educational/training programs to nurture bilingual engineers)

overseas, including China, and this should continue to provide excellent non-Japanese engineers and technical experts.

4) Office Business

Order-receiving trends

- Demand for staff dispatching services can be expected to increase with a timely and appropriate response to the outsourcing needs of corporate clients.
- Orders are expected to rise as more focus is placed on outplacement services.
- Orders from the sales support areas of corporate client with strong outsourcing needs should rise.

(5) Changes in Consolidated Financial Condition

At the end of the first quarter of the current consolidated accounting period, cash and cash equivalents totaled 11,367 million yen, a decrease of 1,397 million yen, which compares with an increase of 1,202 million yen at the end of the first quarter of the previous consolidated accounting period.

Cash flows from operating activities

Net cash used in operating activities in the first quarter of the current consolidated accounting period was 2,194 million yen, compared with 187 million yen used in the same time last year.

Key factors included income before income taxes and minority interests of 8 million yen, as well as an increase in trade receivables of 148 million yen (a decrease in trade payables of 687 million yen), a decrease in allowance for bonuses of 429 million yen, and corporate income taxes paid of 635 million yen.

Cash flows from investing activities

Net cash used in investing activities in this first quarter was 466 million yen, compared with 946 million yen used in the previous year.

Major factors include advances for loans receivable of 433 million yen, among other factors.

Cash flows from financing activities

Net cash gained by financing activities in the first quarter under review was 1,263 million yen, compared with 2,334 million yen gained in the previous year.

This result primarily reflects an increase in short-term borrowings of 2,853 million yen, the repayment of long-term debt of 1,166 million yen, and expenditure for the payment of dividends of 265 million yen.

<<Reference>>

(1) Quarterly Results of Operations (Consolidated)

Fiscal year ending September 2008 (Consolidated)

(Million yen)

	1st Quarter Oct. – Dec. 2007	2nd Quarter Jan. – Mar. 2008	3rd Quarter Apr. – Jun. 2008	4th Quarter Jul. – Sep. 2008	Full year Ending Sep. 2008
Net sales	24,433	–	–	–	24,433
Gross profit	5,958	–	–	–	5,958
Operating income	51	–	–	–	51
Ordinary income	25	–	–	–	25
Income before income taxes and minority interests	8	–	–	–	8
Net income	9	–	–	–	9
Net income per share (yen)	35.83	–	–	–	35.83
Diluted net income per share (yen)	–	–	–	–	–
Total assets	41,176	–	–	–	41,176
Shareholders' equity	9,975	–	–	–	9,975
Shareholders' equity per share (yen)	37,660.74	–	–	–	37,660.74
Cash flows from operating activities	- 2,194	–	–	–	- 2,194
Cash flows from investing activities	- 466	–	–	–	- 466
Cash flows from financing activities	1,263	–	–	–	1,263
Increase in cash and cash equivalents from merger of subsidiaries	–	–	–	–	–
Cash and cash equivalents at end of period	11,367	–	–	–	11,367

Fiscal year ended September 2007 (Consolidated)

(Million yen)

	1st Quarter Oct. – Dec. 2006	2nd Quarter Jan. – Mar. 2007	3rd Quarter Apr. – Jun. 2007	4th Quarter Jul. – Sep. 2007	Full year Ended Sep. 2007
Net sales	28,043	27,514	27,049	25,696	108,301
Gross profit	7,773	7,384	6,687	5,743	27,587
Operating income	1,395	1,054	- 59	- 310	2,081
Ordinary income	1,370	993	- 175	- 377	1,811
Income before income taxes and minority interests	1,383	714	- 148	- 2,242	- 293
Net income	716	390	- 248	- 1,532	- 674
Net income per share (yen)	2,632.67	1,485.52	- 938.80	- 5,785.37	- 2,536.40
Diluted net income per share (yen)	2,632.06	1,485.09	–	–	–
Total assets	40,387	43,512	48,879	41,624	41,624
Shareholders' equity	11,972	11,914	11,876	10,287	10,287
Shareholders' equity per share (yen)	45,374.95	45,405.32	44,837.19	38,839.30	38,839.30
Cash flows from operating activities	- 187	2,276	1,185	- 1,729	1,546
Cash flows from investing activities	- 946	- 1,152	617	- 237	- 1,718
Cash flows from financing activities	2,334	1,819	2,237	- 5,382	1,009
Increase in cash and cash equivalents from merger of subsidiaries	–	–	21	–	21
Cash and cash equivalents at end of period	13,108	16,052	20,112	12,764	12,764

(2) Changes in Quarterly Operating Results by Business Segment

(Million yen)

	Spot Business	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2008	(1) Sales to external customers	9,011	–	–	–	9,011
	(2) Inter-segment sales or the amount of transfers	17	–	–	–	17
	Total	9,028	–	–	–	9,028
	Operating expenses	8,956	–	–	–	8,956
	Operating income or loss	72	–	–	–	72
	Operating income ratio (%)	0.8	–	–	–	0.8
Fiscal year ended September 2007	(1) Sales to external customers	15,577	14,251	13,965	9,841	53,634
	(2) Inter-segment sales or the amount of transfers	207	202	107	103	619
	Total	15,784	14,453	14,072	9,944	54,252
	Operating expenses	14,625	13,840	13,887	10,272	52,625
	Operating income or loss	1,158	613	185	- 328	1,628
	Operating income ratio (%)	7.4	4.3	1.3	- 3.3	3.0

	Factory Business	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2008	(1) Sales to external customers	4,377	–	–	–	4,377
	(2) Inter-segment sales or the amount of transfers	0	–	–	–	0
	Total	4,377	–	–	–	4,377
	Operating expenses	4,326	–	–	–	4,326
	Operating income or loss	51	–	–	–	51
	Operating income ratio (%)	1.2	–	–	–	1.2
Fiscal year ended September 2007	(1) Sales to external customers	5,092	5,229	4,560	4,517	19,398
	(2) Inter-segment sales or the amount of transfers	6	6	3	3	17
	Total	5,098	5,235	4,563	4,519	19,415
	Operating expenses	4,892	5,057	4,684	4,592	19,226
	Operating income or loss	206	178	- 121	- 73	189
	Operating income ratio (%)	4.0	3.4	- 2.7	- 1.6	1.0

	Technology Business	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2008	(1) Sales to external customers	5,928	–	–	–	5,928
	(2) Inter-segment sales or the amount of transfers	85	–	–	–	85
	Total	6,014	–	–	–	6,014
	Operating expenses	5,839	–	–	–	5,839
	Operating income or loss	175	–	–	–	175
	Operating income ratio (%)	3.0	–	–	–	3.0
Fiscal year ended September 2007	(1) Sales to external customers	4,017	4,542	4,089	6,067	18,715
	(2) Inter-segment sales or the amount of transfers	151	204	77	134	566
	Total	4,169	4,746	4,166	6,201	19,282
	Operating expenses	3,931	4,336	4,137	5,897	18,302
	Operating income or loss	238	410	28	304	979
	Operating income ratio (%)	5.9	9.0	0.7	5.0	5.2

(Million yen)

Office Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2008	(1) Sales to external customers	3,426	–	–	–	3,426
	(2) Inter-segment sales or the amount of transfers	15	–	–	–	15
	Total	3,440	–	–	–	3,440
	Operating expenses	3,242	–	–	–	3,242
	Operating income or loss	198	–	–	–	198
	Operating income ratio (%)	5.8	–	–	–	5.8
Fiscal year ended September 2007	(1) Sales to external customers	2,605	2,697	3,114	3,421	11,837
	(2) Inter-segment sales or the amount of transfers	76	38	27	21	162
	Total	2,681	2,736	3,141	3,442	11,999
	Operating expenses	2,594	2,584	2,838	3,294	11,309
	Operating income or loss	88	152	303	147	690
	Operating income ratio (%)	3.4	5.6	9.7	4.3	5.8

Other Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2008	(1) Sales to external customers	1,691	–	–	–	1,691
	(2) Inter-segment sales or the amount of transfers	27	–	–	–	27
	Total	1,718	–	–	–	1,718
	Operating expenses	1,799	–	–	–	1,799
	Operating income or loss	- 81	–	–	–	- 81
	Operating income ratio (%)	- 4.8	–	–	–	- 4.8
Fiscal year ended September 2007	(1) Sales to external customers	752	794	1,320	1,851	4,717
	(2) Inter-segment sales or the amount of transfers	1	1	1	4	8
	Total	753	795	1,321	1,855	4,725
	Operating expenses	772	775	1,429	1,895	4,871
	Operating income or loss	- 18	20	- 108	- 40	- 146
	Operating income ratio (%)	- 2.5	2.6	- 8.2	- 2.1	- 3.1

Note (1) Operating income by business category includes income posted within the Group from internal transactions.
(2) Operating income ratio by business category is calculated by dividing operating income by net sales to external customers.

2. Consolidated Financial Statements for the First Quarter

1) Consolidated Balance Sheet for the First Quarter

(Million yen)

Category	Note No.	As of December 31, 2007			As of December 31, 2006			Change		As of September 30, 2007		
		Amount		%	Amount		%	Amount	Rate of change (%)	Amount		%
Assets												
I. Current assets												
1. Cash and deposits			10,479			11,916		- 1,438			11,674	
2. Trade notes and accounts receivables			11,221			13,002		- 1,781			11,082	
3. Securities			1,099			1,199		- 101			1,299	
4. Inventories			931			691		240			684	
5. Other current assets			5,274			2,742		2,532			4,582	
Allowance for doubtful accounts			- 141			- 117		- 23			- 145	
Total current assets			28,863	70.1		29,433	72.9	- 571	- 1.9		29,176	70.1
II. Fixed assets												
1. Tangible fixed assets												
(1) Buildings and structures	*1	939			739					923		
Accumulated depreciation		367	572		282	457		115		357	566	
(2) Machinery and vehicles		30			50					37		
Accumulated depreciation		19	11		36	15		- 4		28	9	
(3) Furniture and fixtures		1,852			1,878					1,858		
Accumulated depreciation		1,227	625		1,021	857		- 232		1,188	671	
(4) Land	*1		793			737		56			793	
(5) Construction suspense account			22			–		22			21	
Total tangible fixed assets			2,022	4.9		2,065	5.1	- 43	- 2.1		2,060	5.0
2. Intangible fixed assets												
(1) Software			1,040			1,131		- 91			1,075	
(2) Goodwill			4,206			2,479		1,726			4,286	
(3) Other	*1		211			75		135			194	
Total intangible fixed assets			5,456	13.3		3,685	9.1	1,770	48.0		5,555	13.3
3. Investment and other assets												
(1) Investment securities	*2		1,376			2,368		- 993			1,492	
(2) Insurance reserve fund			652			572		80			614	
(3) Other			3,055			2,510		546			2,975	
Allowance for doubtful accounts			- 247			- 247		- 1			- 248	
Total investment and other assets			4,836	11.7		5,204	12.9	- 368	- 7.1		4,833	11.6
Total fixed assets			12,313	29.9		10,954	27.1	1,360	12.4		12,448	29.9
Total assets			41,176	100.0		40,387	100.0	789	2.0		41,624	100.0

(Million yen)

Category	Note No.	As of December 31, 2007 Amount	%	As of December 31, 2006 Amount	%	Change Amount	Change Rate of change (%)	As of September 30, 2007 Amount	%
Liabilities									
I. Current liabilities									
1. Notes payable and accounts payable trade		1,391		459		933		1,287	
2. Short-term borrowings		7,868		10,084		- 2,216		5,014	
3. Current portion of long-term debt	*1	2,832		1,526		1,307		2,993	
4. Accounts payable-other		2,791		3,812		- 1,022		4,198	
5. Accrued expenses payable		2,701		2,618		83		2,820	
6. Income taxes payable		224		442		- 217		678	
7. Accrued bonuses		966		675		292		1,395	
8. Other current liabilities		1,148		879		269		678	
Total current liabilities		19,922	48.4	20,494	50.7	- 572	- 2.8	19,062	45.8
II. Fixed liabilities									
1. Long-term debt	*1	7,238		4,558		2,680		8,244	
2. Allowance for employee retirement benefits		503		492		11		482	
3. Other fixed liabilities		195		62		132		194	
Total fixed liabilities		7,936	19.3	5,113	12.7	2,824	55.2	8,919	21.4
Total liabilities		27,858	67.7	25,606	63.4	2,251	8.8	27,982	67.2
Net assets									
I. Equity									
1. Common stock		3,464	8.4	3,464	8.6	–	–	3,464	8.3
2. Capital surplus		2,906	7.0	3,102	7.7	- 196	- 6.3	2,906	7.0
3. Retained surplus		6,423	15.6	8,280	20.5	- 1,857	- 22.4	6,679	16.1
4. Treasury stock		- 2,747	- 6.6	- 2,927	- 7.3	181	- 6.2	- 2,747	- 6.6
Total equity		10,047	24.4	11,919	29.5	- 1,872	- 15.7	10,302	24.8
II. Valuation and translation adjustments:									
1. Net unrealized holding gains on securities		- 72		53		- 125	–	- 15	
Total Valuation and translation adjustments		- 72	- 0.2	53	0.1	- 125	–	- 15	- 0.0
III. Minority interests		3,343	8.1	2,809	7.0	534	19.0	3,355	8.0
Total net assets		13,318	32.3	14,781	36.6	- 1,462	- 9.9	13,642	32.8
Liabilities and net assets		41,176	100.0	40,387	100.0	789	2.0	41,624	100.0

2) Consolidated Profit and Loss Statement for the First Quarter

(Million yen)

Category	Note No.	October 1, 2007 to December 31, 2007 Amount		%	October 1, 2006 to December 31, 2006 Amount		%	Change Amount	Change Rate of change (%)	October 1, 2006 to September 30, 2007 Amount		%
I. Net sales			24,433	100.0		28,043	100.0	- 3,610	- 12.9		108,301	100.0
II. Cost of sales			18,475	75.6		20,270	72.3	- 1,794	- 8.9		80,714	74.5
Gross profit			5,958	24.4		7,773	27.7	- 1,816	- 23.4		27,587	25.5
III. Selling, general and administrative expenses			5,906	24.2		6,378	22.7	- 472	- 7.4		25,507	23.6
1. Salaries and wages		1,610			1,577			33		6,975		
2. Miscellaneous wages		644			975			- 331		3,816		
3. Legal welfare		342			284			57		1,301		
4. Provision of accrued bonuses		320			294			26		595		
5. Retirement benefit expenses		67			62			5		179		
6. Communications expenses		194			274			- 80		1,064		
7. Advertisement and sales promotion		119			147			- 28		659		
8. Travel and transportation		239			303			- 63		1,126		
9. Rents		556			549			8		2,350		
10. Depreciation and amortization		151			157			- 6		699		
11. Recruitment expense		497			632			- 135		2,202		
12. Provision of allowance for doubtful accounts		21			33			- 12		93		
13. Amortization of goodwill		81			32			49		204		
14. Other		1,065			1,060			5		4,244		
Operating income			51	0.2		1,395	5.0	- 1,344	- 96.3		2,081	1.9
IV. Non-operating income			104	0.4		64	0.2	41	64.2		188	0.2
1. Interest income		5			2			4		25		
2. Rental income		22			5			18		35		
3. Gain on equity method investments		–			19			- 19		–		
4. Other		77			38			39		128		
V. Non-operating expenses			130	0.5		89	0.3	42	47.1		457	0.4
1. Interest expense		59			26			33		208		
2. New stock issue expenses		–			0			- 0		0		
3. Business commence expense		–			8			- 8		11		
4. Loss on equity method investments		18			–			18		39		
5. Other		54			54			- 0		198		
Ordinary income			25	0.1		1,370	4.9	- 1,344	- 98.2		1,811	1.7

(Million yen)

Category	Note No.	October 1, 2007 to December 31, 2007			October 1, 2006 to December 31, 2006			Change		October 1, 2006 to September 30, 2007		
		Amount		%	Amount		%	Amount	Rate of change (%)	Amount		%
VI. Extraordinary income			20	0.1		22	0.1	2	- 7.5		745	0.7
1. Gain on sale of fixed assets	*1	3			–			3		1		
2. Gain on sale of investment securities		–			–			–		4		
3. Gain on sale of affiliate stocks		–			–			–		672		
4. Reversal of allowances for doubtful accounts		17			22			5		68		
VII. Extraordinary loss			37	0.2		8	0.0	29	353.2		2,849	2.7
1. Loss on sales of fixed assets	*2	–			–			–		110		
2. Loss on disposal of fixed assets	*3	12			7			5		50		
3. Loss on valuation of investment securities		1			–			1		7		
4. Loss on insurance cancellation		–			–			–		10		
5. Loss on change of share-holding ratio	*4	0			1			- 1		6		
6. Penalty	*5	24			–			24		49		
7. Loss on liquidation of affiliates		–			–			–		27		
8. Settlement	*6	–			–			–		22		
9. Allowance for officers' retirement benefits	*7	–			–			–		10		
10. Loss on impairment of fixed assets	*8	–			–			–		151		
11. Loss on reimbursement of administrative expenses	*9	–			–			–		1,875		
12. Loss on cancellation of naming rights	*10	–			–			–		182		
13. Loss on closure of offices	*11	–			–			–		350		
Income (loss) before income taxes and minority interests			8	0.0		1,383	5.0	- 1,375	- 99.4		- 293	- 0.3
Corporate, residential and enterprise taxes		189			412					1,012		
Corporate tax adjustment		- 238	- 49	- 0.2	206	618	2.2	- 666	–	- 734	279	0.2
Minority interests			47	0.2		49	0.2	- 2	- 4.8		103	0.1
Net income (loss)			9	0.0		716	2.6	- 706	- 98.7		- 674	- 0.6

3) Consolidated Statements of Changes in Equity for the First Quarter

First quarter of the current consolidated fiscal year (October 1, 2007 – December 31, 2007) (Million yen)

	Equity					Valuation and Translation Adjustments		Minority interests	Total net assets
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total equity	Net unrealized holding gains on securities	Valuation and translation adjustments		
Balance September 30, 2007	3,464	2,906	6,679	- 2,747	10,302	- 15	- 15	3,355	13,642
Net increase/decrease during the current fiscal year									
Cash dividends	–	–	- 265	–	- 265	–	–	–	- 265
Net income	–	–	9	–	9	–	–	–	9
Net increase/decrease during the current fiscal year except in equity						- 57	- 57	- 12	- 69
Total of increase/decrease during the current fiscal year	–	–	- 255	–	- 255	- 57	- 57	- 12	- 324
Balance December 31, 2007	3,464	2,906	6,423	- 2,747	10,047	- 72	- 72	3,343	13,318

First quarter of the previous consolidated fiscal year (October 1, 2006 – December 31, 2006) (Million yen)

	Equity					Valuation and Translation Adjustments		Minority interests	Total net assets
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total equity	Net unrealized holding gains on securities	Valuation and translation adjustments		
Balance September 30, 2006	3,464	3,100	7,992	-163	14,393	67	67	2,817	17,278
Net increase/decrease during the current fiscal year									
Cash dividends	–	–	- 411	–	- 411	–	–	–	- 411
Increase/decrease due to exemption from equity-method	–	–	- 17	–	- 17	–	–	–	- 17
Net income	–	–	716	–	716	–	–	–	716
Purchase of company shares	–	–	–	- 2,765	- 2,765	–	–	–	- 2,765
Disposal of treasury stock	–	2	–	1	2	–	–	–	2
Net increase/decrease during the current fiscal year except in equity						- 14	- 14	- 8	- 23
Total of increase/decrease during the current fiscal year	–	2	288	- 2,764	- 2,474	- 14	- 14	- 8	- 2,497
Balance December 31, 2006	3,464	3,102	8,280	- 2,927	11,919	53	53	2,809	14,781

Fiscal year ended September 2007 (October 1, 2006 to September 30, 2007) (Million yen)

	Equity					Valuation and Translation Adjustments		Minority interests	Total net assets
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total equity	Net unrealized holding gains on securities	Valuation and translation adjustments		
Balance September 30, 2006	3,464	3,100	7,992	- 163	14,393	67	67	2,817	17,278
Net increase/decrease during the current fiscal year									
Cash dividends	–	–	- 935	–	- 935	–	–	–	- 935
Decrease due to exclusion from consolidation	–	- 314	314	–	–	–	–	–	–
Decrease due to exemption from equity-method	–	–	- 17	–	- 17	–	–	–	- 17
Net income (loss)	–	–	- 674	–	- 674	–	–	–	- 674
Purchase of company shares	–	–	–	- 3,203	- 3,203	–	–	–	- 3,203
Disposal of treasury stock	–	120	–	620	740	–	–	–	740
Net increase/decrease during the current fiscal year except in equity						- 82	- 82	538	455
Total of increase/decrease during the current fiscal year	–	- 194	- 1,313	- 2,583	- 4,091	- 82	- 82	538	- 3,635
Balance September 30, 2007	3,464	2,906	6,679	- 2,747	10,302	- 15	- 15	3,355	13,642

4) Consolidated Cash Flows Statement for the First Quarter

(Million yen)

		October 1, 2007 to December 31, 2007	October 1, 2006 to December 31, 2006	October 1, 2006 to September 30, 2007
Category	Note No	**Amount**	Amount	Amount
I. Cash flows from operating activities				
1. Income and loss before income taxes and minority interests		**8**	1,383	- 293
2. Depreciation and amortization		**180**	193	852
3. Increase in allowance for doubtful accounts		**- 5**	13	- 13
4. Increase (decrease) in allowance for bonuses		**- 429**	- 389	205
5. Increase in allowance for employee retirement benefits		**22**	31	23
6. Interest and dividend income		**- 14**	- 2	- 34
7. Interest expenses		**59**	26	208
8. Gain on sale of fixed assets		**- 3**	–	- 1
9. Loss on sales of fixed assets		–	–	110
10. Loss on disposal of fixed assets		**12**	7	50
11. Credit losses		**9**	1	16
12. Gain on sale of investment securities		–	–	- 4
13. Loss on valuation of investment securities		**1**	–	7
14. Gain on sale of affiliate stocks		–	–	- 672
15. New stock issue expenses		–	0	0
16. Amortization of goodwill		**83**	42	219
17. Gain and loss on equity method investments		**18**	- 19	39
18. Loss on change of share-holding ratio		**0**	1	6
19. Loss on impairment of fixed assets		–	–	151
20. Increase (decrease) in trade receivable		**- 148**	- 903	2,122
21. Increase (decrease) in inventories		**- 247**	- 161	103
22. Increase (decrease) in trade payable		**- 687**	618	950
23. Increase (decrease) in accrued expenses payable		**- 119**	179	365
24. Increase in insurance reserve fund		**- 39**	- 20	- 13
25. Increase (decrease) in accrued income		**13**	8	- 16
26. Other		**- 228**	- 141	- 711
Subtotal		**- 1,512**	868	3,671
27. Interest and dividend received		**12**	2	43
28. Interest paid		**- 59**	- 24	- 199
29. Income taxes paid		**- 635**	- 1,033	- 1,970
Net cash provided by (used in) operating activities		**- 2,194**	- 187	1,546

(Million yen)

	Category	Note No	October 1, 2007 to December 31, 2007 Amount	October 1, 2006 to December 31, 2006 Amount	October 1, 2006 to September 30, 2007 Amount
II.	Cash flows from investing activities				
1.	Purchase of time deposits		- 1	- 1	- 105
2.	Proceeds from refund of time deposits		–	2	33
3.	Purchase of tangible fixed assets		- 64	- 143	- 501
4.	Proceeds from sales of tangible fixed assets		5	–	53
5.	Purchase of intangible fixed assets		- 85	- 121	- 544
6.	Purchase of acquisition of investment securities		- 0	- 700	- 1,444
7.	Proceeds from sales of investment securities		–	–	15
8.	Proceeds from collection on equity in investment securities		3	–	25
9.	Advanced for loans receivable		- 433	- 2	- 20
10.	Collection on loans receivable		108	21	563
11.	Payment for the acquisition of shares in subsidiary		–	–	- 540
12.	Proceeds from the sales of the shares of newly consolidated subsidiaries subject to change in scope of consolidation (minus means payments)	*3	–	–	- 23
13.	Payments for the acquisition of the shares of newly consolidated subsidiaries subject to change in scope of consolidation (minus means payments)	*2	–	–	771
14.	Other		1	–	- 1
	Net cash provided by (used in) investing activities		- 466	- 946	- 1,718
III.	Cash flows from financing activities				
1.	Increase (decrease) in short-term borrowings		2,853	5,436	665
2.	Proceeds from long-term debt		–	500	9,000
3.	Repayments of long-term debt		- 1,166	- 370	- 4,462
4.	Payments of redemption of corporate bonds		- 100	–	—
5.	Proceeds from disposal of treasury stocks (exercise of stock option rights)		–	2	10
6.	Expenditure incurred by acquisition of own stocks		–	- 2,765	- 3,203
7.	Proceeds from payment by minority shareholders		1	2	12
8.	Payments of dividends		- 265	- 411	- 934
9.	Payments of dividends to minority shareholders		- 59	- 60	- 77
10.	Other		–	- 0	- 1
	Net cash provided by (used in) financing activities		1,263	2,334	1,009
IV.	Exchange gain/loss on cash and cash equivalents		0	–	0
V.	Net increase (decrease) in cash and cash equivalents		- 1,397	1,202	837
VI.	Cash and cash equivalents at beginning of period		12,764	11,906	11,906
VII.	Net increase in cash and cash equivalents due to newly consolidated subsidiaries		–	–	21
VIII.	Cash and cash equivalents at end of period	*1	11,367	13,108	12,764

Significant Accounting Policies in the Preparation of the First Quarter Financial Statements

1. Matters concerning the scope of consolidation

Consolidated subsidiaries: 20

Fullcast Technology Co., Ltd.	Fullcast Advance Co., Ltd.
Fullcast Factory Co., Ltd.	Nisso Co., Ltd.
Fullcast Central Co., Ltd.	Solution Development Co., Ltd.
Fullcast Finance Co., Ltd.	Fullcast Marketing Co., Ltd.
Amusecast Co., Ltd.	Toa System Co., Ltd.
Asia Pacific System Research Co., Ltd.	Fullcast Stylish Work Co., Ltd.
Fullcast HR Institute Co., Ltd.	Job Choice Tokai Co., Ltd.
Casting Bank Co., Ltd.	Net It Works, Inc.
Top Spot Co., Ltd.	Info-P Co., Ltd.
Oneday Job Style Co., Ltd	Marketing Square Co., Ltd.

Unconsolidated subsidiary: 1 Southern Cross Management Co., Ltd.

(Note) Those affiliates and unconsolidated subsidiary that are not accounted for by the equity method are excluded from the scope of the equity method because their influence on the Company's net income and loss and retained earnings is minor and does not have overall significance.

2. Matters concerning the application of the equity method

(1) Names, etc. of major companies among affiliates to which an equity method is applied and non-consolidated subsidiaries and affiliates to which the equity method is not applied.

Affiliate accounted for by the equity method: 2 — Fullcast Sports Co., Ltd.; Fullcast Drive Co., Ltd.

Affiliate not accounted for by the equity method: 1 — ICS Research Institute Co., Ltd.

Unconsolidated subsidiary not accounted for by the equity method: 1 — Southern Cross Management Co., Ltd.

(Note) Those affiliates and unconsolidated subsidiary that are not accounted for by the equity method are excluded from the scope of the equity method because their influence on the Company's net income and loss and retained earnings is minor and does not have overall significance.

(2) Matters for which the special note on procedures for the application of the equity method is regarded as necessary or the preparation of consolidated financial statements of those affiliates that are accounted for by the equity method but have different closing dates from the Company's, financial statements that were prepared based on a provisional settlement of account conducted on the consolidated closing date are used.

3. Matters concerning the fiscal year settlement date, etc. of consolidated subsidiaries

Consolidated companies with a settlement date that is different from the consolidated settlement date are as follows.

Company name	Settlement date
Net It Works, Inc.	May 31

In the case of Net It Works, Inc., the Company carried out a provisional settlement of accounts on November 30, 2007, and used financial statements as of this provisional settlement date to prepare consolidated financial statements for the current first quarter. The Company made necessary consolidation adjustments in relation to significant transactions occuring between the settlement date of Net It Works, Inc. and the consolidated settlement date.

The settlement dates of other consolidated subsidiaries are the same as the consolidated settlement date.

4. Matters concerning significant accounting policies

Disclosure is omitted as there is no significant change from the information written in the latest securities report (submitted on December 25, 2007).

Reclassification

(Consolidated profit and loss statement)

Although selling, general and administrative expenses had been presented together up to the first quarter of the previous accounting period, with major items written in notes (on the consolidated profit and loss statement), they are classified into sub-categories from the first half of the current accounting period to make the presentation more concise.

Explanatory Notes

Notes on Consolidated Balance Sheet for the First Quarter

(Million yen)

As of December 31, 2007	As of December 31, 2006	As of September 30, 2007
*1. ————	*1. ————	*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings and structures 122 Land 222 Others (intangible fixed assets) 131 Total 474 Liabilities corresponding to assets pledged as collateral: Long-term debt 381 (Current portion of long-term debt 114) Total 381
*2. ————	*2. ————	*2. Non-consolidated subsidiary and affiliate stock includes the following: Investment securities 34
3. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows: Loan commitment 1,676 Lending 1,014 Balance 662	3. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows: Loan commitment 1,249 Lending 1,028 Balance 221	3. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows: Loan commitment 2,205 Lending 1,073 Balance 1,132
4. The Company and four of its consolidated subsidiaries signed an agreement for overdraft with 10 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of the consolidated first quarter is as follows: Limit of overdraft account 12,539 Borrowing 7,766 Balance 4,773	4. The Company and three of its consolidated subsidiaries signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of the consolidated first quarter is as follows: Limit of overdraft account 15,479 Borrowing 9,926 Balance 5,553	4. The Company and four of its consolidated subsidiaries signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows: Limit of overdraft account 13,389 Borrowing 5,013 Balance 8,376

Notes on Consolidated Profit and Loss Statement for the First Quarter

(Million yen)

Oct. 1, 2007 - Dec. 31, 2007	Oct. 1, 2006 - Dec. 31, 2006	Oct. 1, 2006 - Sep. 30, 2007
*1. Significant components of gain on sales of fixed assets Machinery and vehicles 3 Furniture and fixtures 0 Total 3	*1. ――――――	*1. Significant components of gain on sales of fixed assets Machinery and vehicles 1
*2. ――――――	*2. ――――――	*2. Significant components of loss on sales of fixed assets Land and buildings 110
*3. Significant components of loss on disposal of fixed assets Buildings and structures 5 Furniture and fixtures 7 Total 12	*3. Significant components of loss on disposal of fixed assets Buildings and structures 3 Machinery and vehicles 0 Furniture and fixtures 4 Total 7	*3. Significant components of loss on disposal of fixed assets Buildings and structures 6 Machinery and vehicles 1 Furniture and fixtures 38 Software 0 Others (intangible fixed assets) 5 Total 50
*4. Loss on change in equity resulted from the exercise of stock options at a consolidated subsidiary, Fullcast Technology Co., Ltd.	*4. Loss on change in equity resulted from the exercise of stock options at a consolidated subsidiary, Fullcast Technology Co., Ltd.	*4. Loss on change in equity resulted from the exercise of stock options at a consolidated subsidiary, Fullcast Technology Co., Ltd.
*5. The penalty was primarily an exit-penalty on the change of transfer agent by the Company.	*5. ――――――	*5. Penalties on a lump-sum repayment of borrowings by the Company before maturity and on an early cancellation of a franchise contract by Fullcast Marketing Co., Ltd, a consolidated subsidiary.
*6. ――――――	*6. ――――――	*6. A settlement was posted because the Company's subsidiary Asia Pacific System Research Co., Ltd. recorded the settlement amount and other expenses likely to be incurred following conciliation or a decision handed down by the Tokyo District Court.
*7. ――――――	*7. ――――――	*7. Officers' retirement benefits are mainly in connection with the payment of retirement benefits to the founder of a consolidated subsidiary, Toa System Co., Ltd., as resolved at an ordinary meeting of shareholders of the subsidiary held on May 25, 2007.

(Million yen)

Oct. 1, 2007 - Dec. 31, 2007	Oct. 1, 2006 - Dec. 31, 2006	Oct. 1, 2006 - Sep. 30, 2007
*8. ――――――	*8. ――――――	*8. The details of the impairment loss are as follows. (1) Main assets for which an impairment loss was recognized Use / Type / Place Business know-how / Goodwill / Shibuya-ku, Tokyo Franchise contract fees / Long term prepaid expenses / Shibuya-ku, Tokyo (2) Background to the recognition of the impairment loss Impairment loss is recognized on the business know-how and franchise contracts above, as future use is no longer anticipated in light of the Company's business policy. (3) Amount of impairment loss Goodwill 88 Long term prepaid expenses 63 (4) Grouping method of assets To apply accounting for the impairment of fixed assets, the Group classified assets in accordance with the classification of business segments. (5) Calculation of collectible amount The use-value is used for the collectible amount of the Company Group, and the business know-how and franchise membership fees are calculated as zero based on an estimate of future cash flows.
*9. ――――――	*9. ――――――	*9. The loss on reimbursement of administrative expenses includes administrative expenses which the Company repaid to certain temporary staff with whom there was a misunderstanding about the administrative expense dating back to the establishment of the business and whom the Company considered eligible for reimbursement, as well as the personnel expenses, etc. required for the response.
*10. ――――――	*10. ――――――	*10. The loss on the cancellation of naming rights includes a loss on cancellation primarily arising from the withdrawal from a naming right agreement with the prefecture-run Miyagi Stadium and an official sponsor agreement with Rakuten Baseball, Inc. before the expiration of the contracts and a related loss on the disposal of fixed assets.
*11. ――――――	*11. ――――――	*11. The loss on closure of offices is a loss resulting from the consolidation of offices around the nation, and the major components are a loss on disposal of fixed assets and a loss on cancellation of real estate contracts due to the consolidation of the offices.

Notes on Consolidated Statements of Changes in Equity for the First Quarter

First quarter of the current consolidated fiscal year (October 1, 2007 – December 31, 2007)

1. Matters concerning the type and the number of shares issued and treasury stock

Type of stock	Number of shares at the end of the previous fiscal year	Increase in the number of shares during the current first quarter	Decrease in the number of shares during the current first quarter	Number of shares at the end of the current first quarter
Shares issued Common stock (shares)	275,964	–	–	275,964
Total	275,964	–	–	275,964
Treasury stock Common stock (shares)	11,100	–	–	11,100
Total	11,100	–	–	11,100

2. Matters concerning stock acquisition rights, etc.

There are no relevant matters.

3. Matters concerning dividend

(1) Dividend payments

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Board of directors' meeting on November 5, 2007	Common stock	265 million yen	1,000 yen	September 30, 2007	December 25, 2007

(2) Of dividends with a record date in the current first quarter, those the effective date of which falls after the current first quarter

There are no relevant matters.

First quarter of the previous consolidated fiscal year (October 1, 2006 – December 31, 2006)

1. Matters concerning the type and the number of shares issued and treasury stock

Type of stock	Number of shares at the end of the previous fiscal year	Increase in the number of shares during the current first quarter	Decrease in the number of shares during the current first quarter	Number of shares at the end of the current first quarter
Shares issued				
Common stock (shares)	275,964	–	–	275,964
Total	275,964	–	–	275,964
Treasury stock				
Common stock (shares)	2,275	(Note 1) 9,857	(Note 2) 8	12,124
Total	2,275	9,857	8	12,124

(Note) 1. The reason for the increase in treasury stock is as follows:
Acquisition of the Company shares based on a resolution of the Board of Directors 9,857 shares
2. The cause for the decrease in treasury stock is as follows:
Disposal of treasury stock associated with the exercise of stock option rights 8 shares

2. Matters concerning stock acquisition rights

There are no relevant matters.

3. Matters concerning dividend

(1) Dividend payments

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary meeting of shareholders on December 21, 2006	Common stock	411 million yen	1,500 yen	September 30, 2006	December 22, 2006

(2) Of dividends with a record date in the current first quarter, those the effective date of which falls after the current first quarter

There are no relevant matters.

Previous consolidated fiscal year (October 1, 2006 - September. 30, 2007)

1. Matters concerning the type and the number of shares issued and treasury stock

Type of stock	Number of shares at the end of the previous fiscal year	Increase in the number of shares during the current fiscal year	Decrease in the number of shares during the current fiscal year	Number of shares at the end of the current fiscal year
Shares issued Common stock (shares)	275,964	–	–	275,964
Total	275,964	–	–	275,964
Treasury stock Common stock (shares)	2,275	(Note 1) 11,336	(Note 2) 2,511	11,100
Total	2,275	11,336	2,511	11,100

(Notes) 1. The reason for the increase in treasury stock is as follows:

Acquisition of the Company shares based on a resolution of the Board of Directors 11,336 shares

2. The cause for the decrease in treasury stock is as follows:

Disposal of treasury stock associated with the exercise of stock option rights 34 shares

Disposal of treasury stock associated with share for share exchange 2,477 shares

2. Matters concerning stock acquisition rights

There are no relevant matters.

3. Matters concerning dividend

(1) Dividend payments

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary meeting of shareholders on December 21, 2006	Common stock	411 million yen	1,500 yen	September 30, 2006	December 22, 2006
Board of directors' meeting on May 1, 2007	Common stock	525 million yen	2,000 yen	March 31, 2007	June 5, 2007

(2) Of dividends the record date of which belongs to the current fiscal year, those the effective date of which falls in or after the next fiscal year

Resolution	Type of stock	Total amount of dividends	Source of dividends	Dividend per share	Record date	Effective date
Board of directors' meeting on November 5, 2007	Common stock	265 million yen	Retained surplus	1,000 yen	September 30, 2007	December 25, 2007

Notes on Consolidated Cash Flows Statement for the First Quarter

(Million yen)

Oct. 1, 2007 - Dec. 31, 2007	Oct. 1, 2006 - Dec. 31, 2006	Oct. 1, 2006 - Sep. 30, 2007
*1. Reconciliation of the first quarter consolidated balance sheet items to cash and cash equivalents in the first quarter consolidated cash flows statements Cash and deposits 10,479 Fixed deposits with original maturities of over 3 months - 110 Commercial paper 999 Cash and cash equivalents 11,367 *2. ――――――	*1. Reconciliation of the first quarter consolidated balance sheet items to cash and cash equivalents in the first quarter consolidated cash flows statements Cash and deposits 11,916 Fixed deposits with original maturities of over 3 months - 8 Commercial paper 999 Money market funds 200 Cash and cash equivalents 13,108 *2. ――――――	*1. Reconciliation of the consolidated balance sheet items to cash and cash equivalents in the consolidated cash flows statements Cash and deposits 11,674 Fixed deposits with original maturities of over 3 months - 109 Commercial paper 999 Money market funds 201 Cash and cash equivalents 12,764 *2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of Asia Pacific System Research Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the company. Current assets 2,180 Fixed assets 723 Goodwill 261 Current liabilities 1,150 Fixed liabilities 474 Minority interest 744 Acquisition price of the company's shares 796 Valuation by equity method as of the date of acquisition of control - 796 Cash and cash equivalents held by the company - 693 Net expenditure for acquisition of the company (minus indicates proceeds) - 693

Oct. 1, 2007 - Dec. 31, 2007	Oct. 1, 2006 - Dec. 31, 2006	Oct. 1, 2006 - Sep. 30, 2007	
		The following shows a breakdown of assets and liabilities at start of consolidation of Info-P Co., Ltd. through share for share exchange and the relation with net expenditure for acquisition of the company.	
		Current assets	681
		Fixed assets	294
		Goodwill	1,250
		Current liabilities	779
		Fixed liabilities	115
		Acquisition price of the companies' shares	1,331
		Substituted treasury shares exchanged for the company's shares	- 730
		Transfer from investments in securities	- 598
		Cash and cash equivalents held by the companies	- 85
		Net expenditure for acquisition of the companies	- 81
		The following shows a breakdown of assets and liabilities at the start of consolidation of Marketing Square Co., Ltd. through stock acquisition and the relation with net expenditure for the acquisition of the company.	
		Current assets	59
		Fixed assets	3
		Goodwill	31
		Current liabilities	47
		Minority interest	7
		Sales price of the company's stock	38
		Cash and cash equivalents held by the company	35
		Net expenditure for acquisition of the company	4

Oct. 1. 2007 - Dec. 31. 2007	Oct. 1. 2006 - Dec. 31. 2006	Oct. 1. 2006 - Sep. 30. 2007
*3. ――――――	*3. ――――――	*3. Major breakdown of assets and liabilities of a company that became non-consolidated through the sale of stock The following shows a breakdown of assets and liabilities at the time of exclusion of Apayours Co., Ltd. from the scope of consolidation through the sale of stock and the relation with net proceeds from the sale of the company Current assets 1,711 Fixed assets 162 Current liabilities 1,417 Fixed liabilities 104 Gain on sale of stock in affiliate 672 Sales price of the company's stock 1,025 Cash and cash equivalents held by the company - 1,048 Net proceeds from sale of the company's stock (minus indicates expenditures) - 23

Securities

First quarter of the current consolidated fiscal year (as of December 31, 2007)

1. Securities with market quotations

Other securities (Million yen)

Category	As of December 31, 2007		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	504	398	- 106
(2) Debt securities			
JGB's and municipal bonds	–	–	–
Corporate bonds	197	199	2
Other bonds	–	–	–
(3) Other securities	24	22	- 2
Total	725	620	- 106

(Note) For the "Acquisition cost" in the table, the amount after the write-off is written.
Write-off: 0 million yen.

2. Securities without market quotations (Million yen)

	Carrying value
(1) Subsidiary stocks and affiliate stocks	
Affiliate stocks	16
(2) Other securities	
Non-listed stocks	840
Commercial paper	999

(Note) Equity securities (carrying value) are reported at fair value after adjustment for impairment on the consolidated balance sheet.
Impairment: 0 million yen

First quarter of the previous consolidated fiscal year (as of December 31, 2006)

1. Securities with market quotations

Other securities (Million yen)

Category	As of December 31, 2006		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	428	544	116
(2) Debt securities			
JGB's and municipal bonds	–	–	–
Corporate bonds	197	197	1
Other bonds	–	–	–
(3) Other securities	–	–	–
Total	624	741	117

2. Securities without market quotations (Million yen)

	Carrying value
(1) Subsidiary stocks and affiliate stocks	
Affiliate stocks	785
(2) Other securities	
Non-listed stocks	818
Investment in partner and others	25
Money market funds	200
Commercial paper	999

Previous consolidated fiscal year (As of September 30, 2007)

1. Securities with market quotations

Other securities

(Million yen)

Category	As of September 30, 2007		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	504	495	- 10
(2) Debt securities			
JGB's and municipal bonds	–	–	–
Corporate bonds	197	198	2
Other bonds	–	–	–
(3) Other securities	24	23	- 1
Total	726	716	- 9

(Note) For the "Acquisition cost" in the table, the amount after the write-off is written.
Write-off: 6 million yen.

2. Securities without market quotations

(Million yen)

		Carrying value
(1) Subsidiary stocks and affiliate stocks		
Affiliate stock		34
(2) Other securities		
Non-listed stocks		841
Investment in partner and others		1
Money market funds		201
Commercial paper		999

(Note) Equity securities (carrying value) are reported at fair value after adjustment for impairment on the consolidated balance sheet.
Impairment: 2 million yen

Segment Information

Information on the business segments

First quarter of the current consolidated fiscal year (October 1, 2007 – December 31, 2007) (Million yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Businesses	Total	Elimination or company total	Consolidated
I. Net sales and operating income Net sales								
(1) Sales to external customers	9,011	4,377	5,928	3,426	1,691	24,433	–	24,433
(2) Inter-segment sales or transfers	17	0	85	15	27	144	(144)	–
Total	9,028	4,377	6,014	3,440	1,718	24,577	(144)	24,433
Operating expenses	8,956	4,326	5,839	3,242	1,799	24,162	220	24,382
Operating income or loss	72	51	175	198	- 81	415	(363)	51

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term employee dispatching services, short-term contractual workers services
   (2) Factory Business: Staffing services for production line work, contracted-out services for production line work
   (3) Technology Business: Engineer dispatching services, human resources contracting of technical staff, data communication services
   (4) Office Business: Clerical manpower dispatching, clerical work contracting
   (5) Other Business: Restaurant and bar management, security services, advertising agency services, etc.
3. Of the operating expenses during the consolidated first quarter accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 386 miillion yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

First quarter of the previous consolidated fiscal year (October 1, 2006 – December 31, 2006) (Million yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Businesses	Total	Elimination or company total	Consolidated
I. Net sales and operating income Net sales								
(1) Sales to external customers	15,577	5,092	4,017	2,605	752	28,043	–	28,043
(2) Inter-segment sales or transfers	207	6	151	76	1	442	(442)	–
Total	15,784	5,098	4,169	2,681	753	28,485	(442)	28,043
Operating expenses	14,625	4,892	3,931	2,594	772	26,814	(165)	26,648
Operating income or loss	1,158	206	238	88	- 18	1,671	(276)	1,395

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term employee dispatching services, short-term contractual workers services
   (2) Factory Business: Staffing services for production line work, contracted-out services for production line work
   (3) Technology Business: Engineer dispatching services, human resources contracting of technical staff, data communication services
   (4) Office Business: Clerical manpower dispatching, clerical work contracting
   (5) Other Business: Restaurant and bar management, security services, etc.
3. Of the operating expenses during the consolidated first quarter accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 262 million yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Previous consolidated fiscal year (October 1, 2006 – September 30, 2007)

(Million yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Business	Total	Elimination or company total	Consolidated
I. Net sales and operating income Net sales								
(1) Sales to external customers	53.634	19.398	18.715	11.837	4.717	108.301	–	108.301
(2) Inter-segment sales or transfers	619	17	566	162	8	1.372	(1.372)	–
Total	54.252	19.415	19.282	11.999	4.725	109.673	(1.372)	108.301
Operating expenses	52.625	19.226	18.302	11.309	4.871	106.332	(112)	106.221
Operating income or loss	1.628	189	979	690	- 146	3.341	(1.260)	2.081

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term employee dispatching services, short-term contractual workers services
   (2) Factory Business: Staffing services for production line work, contracted-out services for production line work
   (3) Technology Business: Engineer dispatching services, human resources contracting of technical staff, data communication services
   (4) Office Business: Clerical manpower dispatching, clerical work contracting
   (5) Other Business: Restaurant and bar management, security services, advertising agency services, etc.
3. Of the operating expenses during the consolidated fiscal year, the amount of funds, which can not be allocated, included in the elimination or company total item is 1,267 million yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Geographic segment information

Geographical segment information is not presented since the Company did not have consolidated subsidiaries or branches offices in other areas or regions than Japan in the current consolidated first quarter, the previous-year consolidated first quarter and the previous consolidated fiscal year.

Overseas sales

Overseas sales are not presented given the absence of overseas sales in the current consolidated first quarter, the previous-year consolidated first quarter and the previous consolidated fiscal year.

Per Share Information

(Yen)

Oct. 1, 2007 – Dec. 31, 2007	Oct. 1, 2006 – Dec. 31, 2006	Oct. 1, 2006 – Sep. 30, 2007
Shareholders' equity per share 37,660.74	Shareholders' equity per share 45,374.95	Shareholders' equity per share 38,839.30
Net income per share (basic) in Q1 35.83	Net income per share (basic) in Q1 2,632.67	Net income per share (basic) 2,536.40
Diluted net income per share for the current first quarter is not reported since there is no outstanding potential stock.	Net income per share (diluted) in Q1 2,632.06	Diluted net income per share for the fiscal year is not reported since there is no outstanding potential stock.

Notes: The following is the base to calculate the net income per share for the first quarter and diluted net income per share for the first quarter.

(Million yen)

Item	Oct. 1, 2007 – Dec. 31, 2007	Oct. 1, 2006 – Dec. 31, 2006	Oct. 1, 2006 – Sep. 30, 2007
Net income (Net loss)	9	716	- 674
Net income (basic)	9	716	- 674
Net income not available to common stock	–	–	–
Average number of common stock outstanding during the period	264,864 shares	271,934 shares	265,864 shares
Net income adjustment for the first quarter	–	–	–
Major breakdown of increased shares in common stocks used to calculate diluted net income per share for the first quarter Stock acquisition rights	–	63 shares	–
Increase in common shares	–	63 shares	–
Potential stock not included in the calculation of net income per share (diluted) since it did not have dilative effect.	Stock options pursuant to the resolution of the general shareholders' meeting held on December 19, 2003. (Number of share acquisition rights to be issued: 1,818) Stock options pursuant to the resolution of the general shareholders' meeting held on December 21, 2005. (Number of share acquisition rights to be issued: 1,996)	Stock options pursuant to the resolution of the general shareholders' meeting held on December 21, 2005. (Number of share acquisition rights to be issued: 1,996)	Stock options pursuant to the resolution of the general shareholders' meeting held on December 19, 2003. (Number of share acquisition rights to be issued: 1,818) Stock options pursuant to the resolution of the general shareholders' meeting held on December 21, 2005. (Number of share acquisition rights to be issued: 1,996)

February 4, 2008

Company name: Fullcast Co., Ltd.

Representative: Hiroyuki Urushizaki
President and Representative Director

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi,
Managing Director and CAO
Shingo Tsukahara,
Executive Officer and CFO

Telephone: +81-3-3780-9507

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2008

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2008.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,169	7,956	8,308									
Accumulative	8,169	16,125	24,433									
Year on Year (Month)	91.3%	86.7%	83.8%									
Rate of progress	7.6%	14.9%	22.6%									

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2008, namely 108,017 million yen, expressed as a percentage.

Summary

Sales in the Spot Business amounted to 3,209 million yen (down 42.6% from the same month last year), reflecting the slow recovery of orders and the effect of the transfer of shares of a consolidated subsidiary (*1). In contrast, sales in the Technology Business rose to 1,963 million yen (up 40.6%) thanks to the significant contribution of the change of the scope of consolidation (*2). Sales in the Office Business, where sales support operations were also robust, reaching 1,140 million yen (rising 27.6%).

In the December monthly results, consolidated sales amounted to 8,308 million yen (down 16.2% from the same month of the previous year)

If the impact of the transfer of the subsidiary in the Spot Business is excluded, sales fell 36.9%.

* 1 - Excluded from the scope of consolidation as of July 1, 2007 [Spot Business]
Please refer to the " Notice of Change in Subsidiary (Transfer of Shares) " on July 6, 2007 for more details.

* 2 - The scope of consolidation was changed from an equity-method affiliate to a consolidated subsidiary as of June 30, 2007 [Technology Business]
Please refer to the " Net It Works, Inc. Becomes Consolidated Subsidiary " on July 26, 2007 for more details.

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

###

(Summary English Transaction)

January 30, 2008

Reissue of Shifted Large Shareholding Report No.2

1. Matters concerning issuing company

ThreePro Group Inc. (listed on TSE Mothers)

2. Matters concerning filing company

1. Filing company

(1) Outline of filing company

Fullcast Co., Ltd.

3. Reason for Filling

Because there were incorrect descriptions in the Shifted Large Shareholding Report No.2 submitted on January 25, 2008 (the date the reporting requirement arose: January 23, 2008), we submit a corrected Shifted Large Shareholding Report.

4. Details of the correction

Acquisition or disposal conditions regarding the issuing shares by the issuing company concerned in currently 60 days (when constituting a large transfer in a short period)

5. The correction

The correction is underlined.

[Before Correction]

Date	Items of shareholdings	Number of shares	Ratio	Off/On-market trading	Acquisition or disposal	Transferee	Unit price
January 23, 2008	Equity capital	1,500	7.82 %	On-market trading	Disposal	ThreePro Group Inc.	106,000 yen

[After Correction]

Date	Items of shareholdings	Number of shares	Ratio	Off/On-market trading	Acquisition or disposal	Transferee	Unit price
January 23, 2008	Equity capital	1,500	7.82 %	Off-market trading	Disposal	ThreePro Group Inc.	106,000 yen

###

(Summary English Transaction)

January 25, 2008

Shifted Large Shareholding Report No.2

1. Matters concerning issuing company

ThreePro Group Inc. (listed on Mothers)

2. Matters concerning filing company

1. Filing company (which means large shareholders)

(1) Outline of filing company

Fullcast Co., Ltd.

(2) Reason for Filling

Because of a decrease in the shareholding of 1% or more

(3) Number and items of shareholdings, etc. of above mentioned filing company

The total number of outstanding shares (as of January 23, 2008)		19,170.65
Shareholding of the filing company (%)		0.00
Preceding reported ratio of shareholdings (%)		9.76

(4) Acquisition or disposal conditions regarding the issuing shares by the issuing company concerned in currently 60 days (when constituting a large transfer in a short period)

Date	Items of shareholdings	Number of shares	Ratio	Off/On-market trading	Acquisition or disposal	Transferee	Unit price
January 23, 2008	Equity capital	1,500	7.82 %	On-market trading	Disposal	ThreePro Group Inc.	106,000 yen

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